UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                             UFP Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902 673 102
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                40 Fulton Street
                                   24th Floor
                               New York, NY 10038
                            Tel. No.: (212) 587-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 21, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 902 673 102                                          Page 2 of 9 Pages
          -----------

1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                              (b) [X]

3.            SEC USE ONLY


4.            SOURCE OF FUNDS

              N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                            470,000
BENEFICIALLY
OWNED BY EACH 8.                  SHARED VOTING POWER
REPORTING
PERSON                            -0-
WITH
              9.                  SOLE DISPOSITIVE POWER

                                  470,000

              10.                 SHARED DISPOSITIVE POWER

                                  -0-

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              470,000

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%

14.           TYPE OF REPORTING PERSON

              CO

                                  SCHEDULE 13D

CUSIP No. 902 673 102                                          Page 3 of 9 Pages
          -----------

1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James J. Cramer

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                (b) [X]

3.              SEC USE ONLY


4.              SOURCE OF FUNDS

                N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                              -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                              470,000
WITH
                9.                  SOLE DISPOSITIVE POWER

                                    -0-

                10.                 SHARED DISPOSITIVE POWER

                                    470,000

11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                470,000

12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.7%

14.             TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP No. 902 673 102                                          Page 4 of 9 Pages
          -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Karen L. Cramer

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                              -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                              470,000
WITH
                9.                  SOLE DISPOSITIVE POWER

                                    -0-

                10.                 SHARED DISPOSITIVE POWER

                                    470,000

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                470,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.7%

14              TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP No. 902 673 102                                          Page 5 of 9 Pages
          -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                              470,000
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                              -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                    470,000

                10.                 SHARED DISPOSITIVE POWER

                                    -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                470,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.7%

14              TYPE OF REPORTING PERSON

                PN

                                  SCHEDULE 13D

CUSIP No. 902 673 102                                          Page 6 of 9 Pages
          -----------


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Capital Corporation


2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                              470,000
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                              -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                    470,000

                10.                 SHARED DISPOSITIVE POWER

                                    -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                470,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.7%

14              TYPE OF REPORTING PERSON

                CO

CUSIP No. 902 673 102                                          Page 7 of 9 Pages
          -----------

Item 1.    Security and Issuer.

           The undersigned hereby amends the statement on Schedule 13D, dated December 22, 1994, as amended by Amendment No. 1, dated February 9, 1995, as amended by Amendment No. 2, dated June 16, 1995, as amended by Amendment No. 3, dated July 7, 1995, as amended by Amendment No. 4, dated November 3, 1995, as amended by Amendment No. 5, dated December 29, 1995, as amended by Amendment No. 6, dated January 19, 1996, as amended by Amendment No. 7, dated March 18, 1996, as amended by Amendment No. 8 dated October 28, 1996, as amended by Amendment No. 9 dated February 27, 1998, as amended by Amendment No. 10 dated March 23, 1998 and as amended by Amendment No. 11 dated April 23,1998 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share (the "Shares") of UFP Technologies, Inc., a Delaware corporation (the "Company"), as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

           The 470,000 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $2,230,085.60.

Item 5.    Interest in Securities of the Issuer.

           Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

           (a) This statement on Schedule 13D relates to 470,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 9.7% of the issued and outstanding Shares.

           (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 470,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 470,000 Shares.

           (c) In the last 60 days, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto and incorporated by reference herein. All of such sales were conducted through private transactions with the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 of the Statement is amended by (i) deleting on the second line the number "1,040,000" and replacing it with the number "470,000" and by adding the following at the end of Item 6:

           Pursuant to a letter agreement dated December 17, 1999 (the "Letter Agreement") between the Reporting Persons (other than Karen L. Cramer) and the Company, the Reporting Persons (other than Karen L. Cramer) have agreed to not, directly or indirectly, without the prior written consent of the Company, sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any Shares or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Shares held by them or which may be deemed to be beneficially owned by them pursuant to the rules and regulations promulgated under the Securities Act of 1933, as amended, for a period of 180 days, subject to certain exceptions for (i) estate planning purposes, (ii) charitable purposes, (iii) transactions with respect to securities acquired in open market transactions subsequent to the date of completion of the sale of Shares back to the Company as contemplated in the Letter Agreement, or (iv) transfers pursuant to any tender offer, exchange offer, merger or other extraordinary transaction which is recommended by the Board of Directors of the Company.

CUSIP No. 902 673 102                                          Page 8 of 9 Pages
          -----------

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999


                                    J.J. CRAMER & CO.

                                    By: /s/ James J. Cramer
                                    -----------------------
                                    Name:  James J. Cramer
                                    Title: President


                                    /s/ James J. Cramer
                                    -------------------
                                    James J. Cramer


                                    /s/ Karen L. Cramer
                                    -------------------
                                    Karen L. Cramer


                                    CRAMER PARTNERS, L.P.

                                    By: CRAMER CAPITAL CORPORATION,
                                        its general partner

                                    By: /s/ James J. Cramer
                                    -----------------------
                                    Name:  James J. Cramer
                                    Title: President


                                    CRAMER CAPITAL CORPORATION

                                    By: /s/ James J. Cramer
                                    -----------------------
                                    Name:  James J. Cramer
                                    Title: President

CUSIP No. 902 673 102                                          Page 9 of 9 Pages
          -----------

                                    EXHIBIT A
                                    ---------

                          Transactions in Common Stock
                                 of The Company

Cramer Partners, L.P.
---------------------

                                             Sales Price            Sale/
     Trade Date         No. of Shares         Per Share           Purchase
     ----------         -------------         ---------           --------
      12/21/99             570,000             2.8125                S